Preventia, Inc.

36 Toronto St.

Suite 1150

Toronto ON M5C 2C5

Via Edgar

October 10, 2013

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

SEC File Number: 000-54466

Re: Preventia, Inc.

Notice of Abandonment of the Schedule 14C as filed on February 19, 2013

Ladies and Gentlemen:

Preventia, Inc. hereby gives notice of the abandonment of its Schedule 14C, which was originally filed with the Securities and Exchange Commission on February 19, 2013.

The registrant believes that the abandonment of the Schedule 14C is consistent with the public interest and the protection of investors.  We have been unable to complete the Schedule 14C in a manner consistent with SEC standards.

The company intends to file its delinquent filings within the next 60 days, and then subsequently file a new Schedule 14C.

If you have any questions regarding this notice of abandonment, please contact the undersigned at 01144 07980711084, or contact our securities counsel, J.M. Walker & Associates, at 303-850-7637.

Very truly yours,

Preventia, Inc.

By

/s/Robert Stevens

Robert Stevens

Chief Executive Officer